UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission File Number: 001-35404

EURASIAN MINERALS INC.
(Translation of registrant’s name into English)

Suite 501 – 543 Granville Street
Vancouver, British Columbia V6C 1X8
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F     [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SUBMITTED HEREWITH

Exhibits:

99.1	News release, “Eurasian Minerals Announces First Quarter 2012 Results,” dated May 17, 2012

99.2	Management’s Discussion and Analysis for the Three-Month Period Ended March 31, 2012

99.3	Condensed Consolidated Interim Financial Statements as of and for the Three-Month Period Ended March 31, 2012

99.4	Chief Executive Officer Form 52-109F2 - IPO/RTO Certification of Interim Filings

99.5	Chief Financial Officer Form 52-109F2 - IPO/RTO Certification of Interim Filings

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURASIAN MINERALS INC.

(Registrant)

Date: May 17, 2012	By:	/s/ Valerie Barlow

	Name:	Valerie Barlow
	Title:	Corporate Secretary